As filed with the Securities and Exchange Commission on August 13, 2019

Registration No. 333-205684

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 10

TO

FORM S-11/A

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

RW Holdings NNN REIT, Inc.

(Exact name of registrant as specified in its charter)

3090 Bristol Street, Suite 550 Costa Mesa, CA 92626 (855) 742-4862

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Aaron S. Halfacre Chief Executive Officer and President RW Holdings NNN REIT, Inc. 3090 Bristol Street, Suite 550 Costa Mesa, CA 92626 (855) 742-4862	With copies to: Shelly Heyduk, Esq. O’Melveny & Myers LLP 610 Newport Center Drive, Suite 1700 Newport Beach, CA 92660 (949) 823-7968
(Name, address, including zip code and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to public: This post-effective amendment is being filed pursuant to Rule 462(d) under the Securities Act and will be effective upon filing.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒

Registration No. 333-205684

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.:

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☒

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 10 to the Registration Statement (Registration No. 333-205684) of RW Holdings NNN REIT, Inc. is filed pursuant to Section 462(d) of the Securities Act of 1933, as amended, solely to add exhibits to such Registration Statement.

PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits

(b) Exhibits: The following exhibits are filed as part of this Registration Statement.

Exhibit	Description

4.1

Amended and Restated Share Repurchase Program (Class C Common Stock) (incorporated by reference to Exhibit 4.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 13, 2019)

10.1

Form of Indemnification Agreement with Directors and Officers dated August 7, 2019 (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 13, 2019)

10.2

Amendment No. 2 to Second Amended and Restated Advisory Agreement between RW Holdings NNN REIT, Inc., Rich Uncles NNN REIT Operator and BrixInvest, LLC (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019, filed with the Securities and Exchange Commission on August 13, 2019)

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing a Registration Statement on Form S-11 and has duly caused this Post-Effective Amendment No. 10 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Costa Mesa, State of California, on August 13, 2019.

RW HOLDINGS NNN REIT, INC.

/s/ RAYMOND J. PACINI
Raymond J. Pacini, Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 10 to the Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

Date:	August 13, 2019	/s/ RAYMOND J. PACINI
Aaron S. Halfacre, Chief Executive Officer, President and Director
(principal executive officer) *

Date:	August 13, 2019	/s/ RAYMOND J. PACINI
Raymond E. Wirta, Chairman of the Board and Director *

Date:	August 13, 2019	/s/ RAYMOND J. PACINI
Raymond J. Pacini, Chief Financial Officer
(principal financial officer)

Date:	August 13, 2019	/s/ SANDRA G. SCIUTTO
Sandra G. Sciutto, Senior Vice President and Chief Accounting Officer
(principal accounting officer)

Date:	August 13, 2019	/s/ RAYMOND J. PACINI
Adam S. Markman, Director *

Date:	August 13, 2019	/s/ RAYMOND J. PACINI
Curtis B. McWilliams, Director *

Date:	August 13, 2019	/s/ RAYMOND J. PACINI.
Thomas H. Nolan, Jr., Director *

Date:	August 13, 2019	/s/ RAYMOND J. PACINI
Jeffrey Randolph, Director *

* By Raymond J. Pacini, attorney-in-fact

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